EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2    Date of Material Change

June 2021

Item 3    News Releases

News releases dated June 10, June 22, June 24 and June 25, 2021.

Item 4    Summary of Material Change

On June 25, 2021, the Company announced the partial exercise of the over-allotment option in conjunction with the Company’s $2,610,000 marketed public offering (the “Offering”) of units of the Company (the “Units”) that closed on June 7, 2021. The Company has issued an additional 500,000 Units and an additional 478,750 common share purchase warrants of the Company (the “Warrants”) for additional gross aggregate proceeds of approximately $226,953. The total gross proceeds to the Company from the Offering, including the 6,525,000 Units sold initially and the partial exercise of the over-allotment option, is approximately $2,836,953.

Each Unit consists of one common share of the Company (a “Common Share”) and one Warrant. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.50 expiring on May 28, 2024.

Pursuant to the Offering, the Company paid $22,695 in agent’s fees and issued 50,000 compensation options (with exercise price of $0.40, entitling the holder to purchase one unit, consisting of one common share and one share purchase warrant with exercise price of $0.50 and expiry of May 28, 2024) and 47,875 compensation options (with exercise price of $0.50 entitling the holder to purchase one common share and expiry of May 28, 2024).

In June 2021, the Company’s joint application to the Mitacs Accelerate program, in collaboration with Dr. Argel Aguilar-Valles at Carleton University (Carleton) Department of Neuroscience, was successfully funded for research into the anti-depressant effects of TD-0148A in preclinical models of chronic depression. As part of the Accelerate Program funded by Mitacs, Dr. Argel Aguilar-Valles’ team will work with the Company to test TD-0148A in both in vitro and in vivo models that are established in their lab. The team’s expertise is to understand the molecular mechanisms that underlie psychiatric and neurodevelopmental disorders. They use a combination of biochemistry, molecular biology, neuronal culture and animal models (mice) to achieve this.

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On June 22, 2021, the Company announced that it has engaged U.K.-based financial and corporate communications consultancy Buchanan Communications Ltd. (“Buchanan”) to support the Company in achieving its corporate objectives. This will include ensuring the Company’s milestones and developments are communicated to its stakeholders, such as current and potential institutional and retail investors, the media, partners and the general public.

On June 10, 2021, the Company announced that it has retained Proactive Investors (“Proactive”) and Psychedelic Finance to broaden the Company’s reach within a global investor network, as well as to assist with general market awareness. Proactive will provide editorial coverage of the Company’s news releases, generate feature articles based on interviews with company executives, and produce video interviews. Proactive’s first interview with BetterLife’s CEO, Ahmad Doroudian and newly appointed director, Henri Sant-Cassia, co-founder of The Conscious Fund, can be viewed at https://www.youtube.com/watch?v=9JOL8ssNGFg. Psychedelic Finance will provide expanded marketing campaign, including social media support, market performance and news features.

Item 5    Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7    Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8    Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9    Date of Report

June 25, 2021

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SCHEDULE “A”

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

BETTERLIFE ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION IN PUBLIC OFFERING

VANCOUVER, British Columbia – June 25, 2021 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU ), is pleased to announce the partial exercise of the over-allotment option in conjunction with the Company’s $2,610,000 marketed public offering (the “Offering”) of units of the Company (the “Units”) that closed on June 7, 2021. The Company has issued an additional 500,000 Units and an additional 478,750 common share purchase warrants of the Company (the “Warrants”) for additional gross aggregate proceeds of approximately $226,953. The total gross proceeds to the Company from the Offering, including the 6,525,000 Units sold initially and the partial exercise of the over-allotment option, is approximately $2,836,953.

Each Unit consists of one common share of the Company (a “Common Share”) and one Warrant. Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $0.50 expiring on May 28, 2024.

The Offering was led by Research Capital Corporation as the sole agent and sole bookrunner (the “Agent”).

The net proceeds from the Offering will be used for working capital and general corporate purposes.

This press release is not an offer to sell or the solicitation of an offer to buy the securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements and applicable U.S. state securities laws.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing most advanced synthetic chemistry methods and drug delivery platform technologies, BetterLife is generating patent protected non-hallucinogenic compounds that will allow outpatient treatment of mental health disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections.

For further information please visit www.abetterlifepharma.com.

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Contact

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: (604) 221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Secures Mitacs Funding in Collaboration with Carleton University Research Team for TD-0148A Preclinical Depression Studies

VANCOUVER, British Columbia, June 24, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments in mental disorders and viral infections, is pleased to announce that a joint application to the Mitacs Accelerate program, in collaboration with Dr. Argel Aguilar-Valles at Carleton University (Carleton) Department of Neuroscience, was successfully funded for research into the anti-depressant effects of TD-0148A in preclinical models of chronic depression.

TD-0148A is a second-generation lysergic acid diethylamide (“LSD”) derivative molecule that BetterLife believes will mimic the projected therapeutic potential of LSD without causing the undesirable psychoactive dissociative side effects, such as hallucinations.

“TD-0148A is a potential novel new therapy to treat debilitating psychiatric disorders with high unmet need, such as treatment-resistant severe depression and post-traumatic stress disorder. BetterLife’s goal is to bring this treatment to Investigational New Drug (IND) application and the clinic as soon as possible, and the scientific expertise of Carleton University’s team headed by Dr. Argel Aguilar-Valles at the Department of Neuroscience, is an ideal partner to help us realize our vision,” said BetterLife’s Chief Executive Officer, Dr. Ahmad Doroudian.

As part of the Accelerate Program funded by Mitacs, Dr. Argel Aguilar-Valles’ team will work with BetterLife to test TD-0148A in both in vitro and in vivo models that are established in their lab. The team’s expertise is to understand the molecular mechanisms that underlie psychiatric and neurodevelopmental disorders. They use a combination of biochemistry, molecular biology, neuronal culture and animal models (mice) to achieve this.

Dr. Argel Aguilar-Valles said, “We are delighted to have Mitacs’ support to examine BetterLife’s TD-0148A in our established animal depression models. The high rate of resistance to SSRI and other first-line treatments for major depressive disorder indicates an urgent unmet need for alternative anti-depressant treatments. LSD and other psychedelic drugs have been shown to have anti-depressant effects, but their hallucinogenic effects represent an undesirable side effect. Non-hallucinogenic derivatives of these drugs such as TD-0148A represent a promising alternative.”

Dr. Ahmad Doroudian shared additional information in an interview with Proactive Investors which can be viewed at: https://www.youtube.com/watch?v=XrLmbCt8y2o.

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About Carleton University, Department of Neuroscience

Carleton Neuroscience has an international reputation for research on stress and its effects on brain functioning and mental health. The department has an interdisciplinary approach to understanding the emergence, prevention and treatment of mental and physical disorders.

For more information, please visit www.carleton.ca/neuroscience.

About Mitacs

Mitacs is a not-for-profit organization that fosters growth and innovation in Canada by solving business challenges with research solutions from academic institutions. Mitacs is funded by the Government of Canada along with the Government of Alberta, the Government of British Columbia, Research Manitoba, the Government of New Brunswick, the Government of Newfoundland and Labrador, the Government of Nova Scotia, the Government of Ontario, Innovation PEI, the Government of Quebec, the Government of Saskatchewan and the Government of Yukon.

For more information, please visit www.mitacs.ca.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing most advanced synthetic chemistry methods and drug delivery platform technologies, BetterLife is generating patent protected non-hallucinogenic compounds that will allow outpatient treatment of mental health disorders. BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections.

For further information please visit www.abetterlifepharma.com.

Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: 604-221-0595

Carleton University:

Stephen Reid, Media Relations Officer
Email: Steven.Reid3@carleton.ca

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma Engages Global Financial and Corporate Communications Agency

June 22, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company, is pleased to announce that it has engaged U.K.-based financial and corporate communications consultancy Buchanan Communications Ltd. (“Buchanan”).

Buchanan, which is based out of London and part of WPP plc, the world’s largest communications group, will support BetterLife achieve its corporate objectives. This will include ensuring the Company’s milestones and developments are communicated to its stakeholders, such as current and potential institutional and retail investors, the media, partners and the general public.

Buchanan recently announced a partnership with The Conscious Fund, the most active early-stage investor in the psychedelic medicine sector, to support the development of psychedelic biotechnology companies. At the core of the partnership is an understanding that the psychedelic medicine sector requires widespread investment and education if it is to grow from a niche and become mainstream.

About Buchanan

Buchanan is a financial and corporate communications consultancy that is part of WPP plc, the world’s largest creative transformation company. Located in London and with an international reach via the WPP network of 3,000 offices across 111 countries, Buchanan accesses the global capital markets on behalf of its clients to achieve their corporate objectives.

About The Conscious Fund

The Conscious Fund is the most active early stage venture fund in the psychedelic medicine space. It invests into drug discovery, clinics, addiction programs, retreats, AI, telemedicine, media and training. Its global, platform-based approach helps to transform outcomes for patients with mental health, addiction and chronic pain issues.

The US$60 million fund has backed 14 of the leading companies in the sector, spanning drug discovery, clinics, addiction, AI, and media, and has incubated 13 projects including The Psychedelic Medicine Association, the first psychedelic medicine SPAC and Microdose, the profitable media company.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information please visit www.abetterlifepharma.com.

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Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: 604-221-0595

Media enquiries:

Buchanan Communications
Henry Harrison-Topham / Jamie Hooper / Ariadna Peretz	Tel: +44 (0) 20 7466 5000
betterlife@buchanan.uk.com	www.buchanan.uk.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Pharma Retains Proactive Investors and Psychedelic Finance for Market Awareness

VANCOUVER, British Columbia, June 10, 2021 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU), an emerging biotech company, is pleased to announce that it has retained Proactive Investors (“Proactive”) and Psychedelic Finance to broaden the Company’s reach within a global investor network, as well as to assist with general market awareness.

Proactive will provide editorial coverage of BetterLife’s news releases, generate feature articles based on interviews with company executives, and produce video interviews. Proactive’s first interview with BetterLife’s CEO, Ahmad Doroudian and newly appointed director, Henri Sant-Cassia, co-founder of The Conscious Fund, can be viewed at https://www.youtube.com/watch?v=9JOL8ssNGFg.

With six offices on three continents and a team of experienced business journalists and broadcasters, Proactive works with innovative growth companies quoted on the world’s major stock exchanges, helping executives engage with investors.

Psychedelic Finance will provide expanded marketing campaign, including social media support, market performance and news features.

About Proactive Investors

Proactive Investors enables companies and investors to connect intelligently. Proactive is one of the fastest growing financial media portals in the world, providing breaking news, commentary and analysis on hundreds of listed companies and pre-IPO businesses across the globe, 24/7.

For further information, please visit www.proactiveinvestors.com.

About Psychedelic Finance

Psychedelic Finance operates a marketing company for its private and public partners, building strategic campaigns leveraging video, media and strategic introductions to its network.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of therapeutic pharmaceuticals as well as drug delivery platform technologies. BetterLife is refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus (HPV), and/or to directly inhibit tumours to treat specific types of cancer.

For further information please visit www.abetterlifepharma.com.

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Contact Information:

Ahmad Doroudian, Chief Executive Officer
Email: Ahmad.Doroudian@blifepharma.com
Phone: 604-221-0595

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

No Securities Exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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